UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 4, 2012

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL RECEIVES RUSSIA-KOREA BUSINESS AWARD IN BEST CORPORATION CATEGORY

Seoul, Republic of Korea – April 04, 2012 – Mechel OAO (NYSE: MTL), one of the
leading Russian mining and metals companies, announces winning Russia-Korea
Business Awards’ Best Corporation nomination.
The award ceremony was held on April 3, 2012, in Seoul. The ceremony was attended by Russian Federation’s Deputy Minister for Economic Development Igor
Manylov, the Republic of Korea’s Deputy Minister for Knowledge Economy Moon Chai
Do, Russian Federation’s Plenipotentiary Ambassador in the Republic of Korea
Konstantin Vnukov, Russian Federation’s Trade Representative in the Republic of
Korea Mikhail Bondarenko, Vice-President of Korea Chamber of Commerce and
Industry Lee Dong Geun, Vice-President of Federation of Korean Industries Ahn
Heun Ho and other officials, as well as representatives of Russian and Korean business circles.
Mechel has strong partnership ties with South Korean consumers of its products, mostly coking coal, including major companies like POSCO and Hyundai Steel.
South Korea’s POSCO company is Mechel’s strategic partner in joint projects in the steel, mining and infrastructure industries. Since August 2009, Mechel’s official representative office is working in Seoul.
Russia-Korea Business Awards were organized by the Russian Federation’s Trade
Representative in the Republic of Korea and the Republic of Korea’s Ministry of
Knowledge Economy, as well as leading Korean foreign economic organizations —
Korea International Trade Organization (KITA), Korea Importers Association
(KOIMA), Korea Chamber of Commerce and Industry (KCCI), Federation of Korean
Industries (FKI). The award ceremony is due to be held annually to strengthen the dialogue between Russian and Korean business communities.
“Mechel’s winning the Best Corporation award shows that the projects we implement together with our South Korean partners not only strengthen trade and economic ties, but create a solid and lasting basis of trust and mutual understanding between our two countries,” Mechel OAO’s representative in South
Korea Evgeniya Mudrova noted as she received the Russia-Korea Business Award on the company’s behalf.

***
Mechel OAO
Ekaterina Videman
Tel: +7 495 221-88-88
ekaterina.videman@mechel.com
 ***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: April 4, 2012	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO